Contact

www.linkedin.com/in/desertbunny
(LinkedIn)
fragmnt.com (Company)
nicholaswhite.me (Personal)

Top Skills

Angel Investing
Social Media
Online Advertising

Nicholas White

Journalist, media investor, founder, and CEO. Currently Fragment Media: Daily Dot, Nautilus & Passionfruit. Background: Behavioral Finance & American History/Politics.

Austin, Texas, United States

Experience

Fragment Media Group

Chief Executive Officer

January 2020 - Present (5 years 5 months)

Isaac Foster Mack

Chairman

June 2020 - Present (5 years)

The Daily Dot

Co-founder and CEO

September 2010 - Present (14 years 9 months)

The Daily Dot is the hometown newspaper of the World Wide Web.

Nautilus Magazine

CEO

November 2019 - Present (5 years 7 months)

Mack Rau Foundation

Boardmember

2006 - Present (19 years)

Eighty-Watt Cinema

Co-President

2003 - Present (22 years)

Sandusky Newspapers, Inc.

14 years

Director

May 2008 - April 2022 (14 years)

VP, Audience Development — Midwest Division

May 2009 - August 2010 (1 year 4 months)

St. Paul's Episcopal Church
Vestry
2008 - 2010 (2 years)

Sandusky Register
Interactive Media Director
December 2007 - May 2009 (1 year 6 months)
Sandusky, Ohio

Norwalk Reflector
2 years 3 months
Interactive Media Editor
December 2006 - December 2007 (1 year 1 month)
Norwalk, Ohio

Reporter
October 2005 - December 2006 (1 year 3 months)
Norwalk, Ohio

Education

The Wharton School
Postgraduate Degree, Finance, General

University of Pennsylvania
Master's degree, Psychology · (2010 - 2011)

Weatherhead School of Management at Case Western Reserve University
Prof. Certification, Management · (2009 - 2010)

Columbia University
M.A., American Studies · (2003 - 2005)

New York University
Prof. Certification, Film Direction · (2002 - 2002)